SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         AMENDMENT NO. 1 TO SCHEDULE 13D



                    Under the Securities Exchange Act of 1934



                               PAN AM CORPORATION
                                (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share
                         (Title of Class of Securities)


                                   697758 10 0
                                 (CUSIP Number)



                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 373-3026
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 3, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                         (Continued on following pages)

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Micky Arison 1995 Air Holdings Trust
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   696,429
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  696,429
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  696,429
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   3.3%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     JMD Delaware, Inc.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,928,571
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  8,928,571
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,928,571
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   42.4%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     James M. Dubin
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization  United States
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,928,571
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  8,928,571
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,928,571
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  42.4%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Micky Arison
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,928,571
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  8,928,571
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,928,571
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  42.4%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Micky Arison 1994 "B" Trust
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,232,142
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power 8,232,142
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,232,142
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  39.1%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

     The Schedule 13D dated September 26, 1997 (the "Schedule 13D") of the Micky Arison 1995 Air Holdings Trust (the "Air Holdings Trust"), JMD Delaware, Inc. ("JMD"), James M. Dubin and Micky Arison is hereby amended as follows:

ITEM 2.     IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by the addition of the Micky Arison 1994 "B" Trust as a Reporting Person to the Schedule 13D as follows:

     "IV.     Micky Arison 1994 "B" Trust

     2(a)      Name:  Micky Arison 1994 "B" Trust (the "B Trust")

     2(b)      State of Place of Organization:  Delaware

     2(c)(i) Principal Business: The B Trust is a Delaware trust that was formed for the benefit of Micky Arison, his spouse, their descendants and the spouses of their descendants.

     2(c)(ii) Address of Principal Business: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(c)(iii) Address of Principal Office: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(d) The B Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     2(e) The B Trust was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by the addition thereto of the following:

     "The securities were acquired by the B Trust from the Air Holdings Trust in consideration of the repayment in full of a loan previously made by the B Trust to the Air Holdings Trust."

ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by the addition thereto of the following:

     "The transfer of shares by the Reporting Persons in the December Transaction (defined below in "Interest in Securities of the Issuer") were effected for certain estate planning, investment and other related purposes. None of the Reporting Persons have any current plans to change in any material way the management or operations of the Issuer."

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by the addition thereto of the following:

     "On December 3, 1997, the Air Holdings Trust transferred 8,232,142 shares of Common Stock of the Issuer to the B Trust (the "December Transaction"). The transfer was made in order to satisfy an outstanding loan obligation from the Air Holdings Trust to the B Trust. As a result of the December Transaction, the B Trust beneficially owns an aggregate of 8,232,142 shares of Common Stock of the Issuer (approximately 39.1% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). The B Trust has shared voting and dispositive power with respect to the 8,232,142 shares that it holds of record.

     Following the December Transaction, the Air Holdings Trust beneficially owns an aggregate of 696,429 shares of Common Stock of the Issuer (approximately 3.3% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). The Air Holdings Trust has shared voting and dispositive power with respect to the 696,429 shares that it holds of record.

     Following the December Transaction, JMD beneficially owns 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the trustee of both the Air Holdings Trust and the B Trust. JMD may be deemed to share voting and dispositive power with respect to the 8,928,571 shares that are held of record by the Air Holdings Trust and the B Trust. JMD disclaims beneficial ownership of all of such shares of Common Stock.

     Following the December Transaction, James M. Dubin beneficially owns 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the sole shareholder of JMD. Mr. Dubin may be deemed to share voting and dispositive power with respect to the 8,928,571 shares that are held of record by the Air Holdings Trust and the B Trust. Mr. Dubin disclaims beneficial ownership of all of such shares of Common Stock.

     Following the December Transaction, Micky Arison beneficially owns 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). Mr. Arison shares voting and dispositive power with respect to the 8,928,571 shares that are held of record by the Air Holdings Trust and the B Trust by virtue of the interest and authority granted to him under their respective trust instruments.

     The Reporting Persons as a group beneficially own an aggregate of 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). The Reporting Persons, as a group, have sole voting and dispositive power over such shares of Common Stock.

     Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of these shares of Common Stock.

     Except for the December Transaction, the Reporting Persons have effected no transactions in shares of the Issuer's Common Stock during the past 60 days."

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

     Item 6 is hereby amended by the addition thereto of the following:

     "On August 29, 1997 the JMD, as trustee of the Air Holdings Trust, Micky Arison and the Issuer entered into the First Amendment of the Standstill Agreement to extend the termination date thereof. On November 30, 1997, JMD, as trustee of the Air Holdings Trust and the B Trust, Micky Arison and the Issuer entered into the Second Amendment of the Standstill Agreement pursuant to which the B Trust became a party thereto and the Issuer consented to the December Transaction."

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended by the addition thereto of the following:

    "Exhibit 3 - First Amendment of Standstill Agreement as of August 29, 1997 by and among Pan Am Corporation, JMD Delaware, Inc., as trustee for the Micky Arison 1995 Air Holdings Trust, and Micky Arison.

     Exhibit 4 - Second Amendment of Standstill Agreement as of November 30, 1997 by and among Pan Am Corporation, JMD Delaware, Inc., as trustee for the Micky Arison 1997 Air Holdings Trust, JMD Delaware, Inc., as trustee for the Micky Arison 1994 "B" Trust and Micky Arison.

     Exhibit 5 - Consent to Joint Filing dated as of December 5, 1997 among JMD Delaware, Inc., JMD Delaware, Inc., as trustee for the Micky Arison 1997 Air Holdings Trust, JMD Delaware, Inc., as trustee for the Micky Arison 1994 "B" Trust, James M. Dubin and Micky Arison."

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  December 5, 1997      MICKY ARISON 1995 AIR
                              HOLDINGS TRUST

                              By:  JMD Delaware, Inc., as trustee


                              By:  /s/ Denison H. Hatch, Jr.
                                 ----------------------------
                                 Name:  Denison H. Hatch, Jr.
                                 Title: Vice President


                              MICKY ARISON 1994 "B" TRUST

                              By:  JMD Delaware, Inc., as trustee


                              By:  /s/ Denison H. Hatch, Jr.
                                 ----------------------------
                                 Name:  Denison H. Hatch, Jr.
                                 Title: Vice President


                              JMD DELAWARE, INC.


                              By:  /s/ Denison H. Hatch, Jr.
                                 -----------------------------
                                 Name:  Denison H. Hatch, Jr.
                                 Title: Vice President



                              /s/ James M. Dubin
                              --------------------------------
                              James M. Dubin

                              /s/ Micky Arison
                              --------------------------------
                              Micky Arison

                                                                       EXHIBIT 3

                                 FIRST AMENDMENT
                                       OF
                              STANDSTILL AGREEMENT


     This First Amendment of Standstill Agreement (this "First Amendment") is made as of this 29th day of August, 1997, by and among Pan Am Corporation, a Florida corporation, Micky Arison and JMD Delaware, Inc., as Trustee for the Micky Arison 1995 Air Holding Trust.

                              W I T N E S S E T H :

     WHEREAS, the parties hereto have entered into that certain Standstill Agreement dated as of March 20, 1997 (the "Standstill Agreement"); and

     WHEREAS, the parties hereto desire to modify the Standstill Agreement as hereinafter provided.

     NOW, THEREFORE, in consideration of the foregoing and the sum of Ten Dollars ($10.00) and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to amend the Standstill Agreement as follows:

     1. Capitalized Terms. Unless otherwise defined herein all capitalized terms used herein shall have the same meaning ascribed to such terms in the Standstill Agreement.

     2. Amendment. The parties agree that Section 5 of the Standstill Agreement is amended to read in its entirety as follows:

          "5. Termination. This Agreement shall, unless otherwise agreed to by the Shareholder and Pan Am, terminate on the earliest of the following dates or events, whereupon the foregoing provisions of this Agreement shall cease to have any force or effect:

               a. October 31, 1997, if the Closing shall not have occurred by such date; or

               b. The date which is three years from the Closing Date."

     3. Entire Agreement. Except for the amendment set forth in Section 2 herein, the Standstill Agreement shall in all other respects remain in full and effect. This First Amendment together with the Standstill Agreement, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and cannot be amended, supplemented or modified except by an instrument in writing signed by the parties against whom enforcement for such amendment, supplement or modification is sought. In the event of an inconsistency between the terms of the Standstill Agreement and the terms of this First Amendment, the terms of this First Amendment shall be controlling.

     4. Counterparts. This First Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     5. Governing Law. The First Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Florida, both substantive and remedial.

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed as of the day and year first written above.


                                  PAN AM CORPORATION


                                  By: /s/ John J. Ogilby, Jr.
                                      Name:  John J. Ogilby Jr.
                                      Title: CFO


                                  SHAREHOLDERS:


                                  /s/ Micky Arison
                                  MICKY ARISON


                                  THE MICKY ARISON 1995 AIR
                                  HOLDING TRUST

                                  By:  JDM DELAWARE, INC., as
                                       Trustee


                                  By: /s/ Denison H. Hatch, Jr.
                                     Name:  Denison H. Hatch, Jr.
                                     Title: Vice President

                                                                       EXHIBIT 4

                                SECOND AMENDMENT
                                       OF
                              STANDSTILL AGREEMENT


     This Second Amendment of Standstill Agreement (the "Second Amendment") is made as of this 30th day of November, 1997, by and among Pan Am Corporation, a Florida corporation ("Pan Am"), JMD Delaware, Inc., as Trustee for the Micky Arison 1995 Air Holding Trust (the "Air Holding Trust"), Micky Arison ("Arison") and JMD Delaware, Inc., as Trustee for the Micky Arison 1994 "B" Trust (the "B Trust").

                              W I T N E S S E T H :

     WHEREAS, Pan Am, Arison and the Air Holding Trust are parties to that certain Standstill Agreement, dated as of March 20, 1997, as amended on August 29, 1997 (the "Standstill Agreement");

     WHEREAS, the Air Holding Trust desires to transfer up to 8,232,142 of its shares (the "Shares") of the common stock, par value $.0001 per share, of Pan Am (the "Common Stock") to the B Trust;

     WHEREAS, Pan Am is willing to accommodate the Air Holding Trust by permitting the foregoing transfer of the Shares to the B Trust, upon the terms and subject to the conditions of this Amendment; and

     WHEREAS, the parties hereto desire to modify the Standstill Rights Agreement as hereinafter provided;

     NOW, THEREFORE, in consideration of the foregoing and the sum of Ten Dollars ($10.00) and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to amend the Standstill Agreement as follows:

     1. Capitalized Terms. Unless otherwise defined herein all capitalized terms used herein shall have the same meanings ascribed to such terms in the Standstill Agreement.

     2.  Amendment of Standstill Agreement.

          (a) Consent to Transfer of the Shares to the B Trust. Pan Am hereby consents to the transfer of the Shares to the B Trust by the Air Holding Trust. Notwithstanding any provision of the Second Amendment to the contrary, the foregoing consent is given by Pan Am without prejudice to any rights which Pan Am may have pursuant to the Standstill Agreement with respect to any future transfer or proposed transfer of any Common Stock by any Shareholder.

          (b) Addition of the B Trust to Standstill Agreement. The parties hereto each agree that the B Trust shall hereby be added as a party to the Standstill Agreement, and the B Trust hereby agrees to be bound by all of the provisions thereof as if it were an original signatory thereto.

          (c) Transfers under Section 4. The B Trust shall be deemed a Shareholder; provided, however, that all Transfers of Common Stock of the Air Holding Trust and the B Trust shall be aggregated and deemed made by a single Shareholder for the purposes of Section 4 of the Standstill Agreement.

     3. Representation as to the B Trust. Each of Arison and the B Trust jointly and severally represent and warrant to Pan Am that Arison, his spouse, their descendants and their descendants' spouses are the current and direct beneficiaries of the B Trust and that the beneficiaries of the B Trust may not be changed during the life of Arison.

     4. Entire Agreement. Except as provided for herein, the Standstill Agreement shall in all other respects remain in full force and effect. The Second Amendment, together with the Standstill Agreement and the First Amendment of Standstill Agreement, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and cannot be amended, supplemented or modified except by an instrument in writing signed by the parties against whom enforcement for such amendment, supplement or modification is sought. In the event of an inconsistency between the terms of the Second Amendment and the terms of the Standstill Agreement, the terms of the Second Amendment shall be controlling.

     5. Counterparts. The Second Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     6. Governing Law. The Second Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Florida, both substantive and remedial.

     7. Intention of Second Amendment. The Second Amendment is made for the sole purpose of accommodating Arison, the Air Holding Trust and the "B" Trust. It is not the intention of the parties that Pan Am's rights and obligations under the Standstill Agreement be adversely impacted in any way by the Second

Amendment, and the Second Amendment shall be construed accordingly.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.


                                PAN AM CORPORATION

                                By: /s/ John J. Ogilby, Jr.
                                  Name:  John J. Ogilby, Jr.,
                                  Title: Chief Financial
                                         Officer & General
                                         Counsel

                                THE MICKY ARISON 1995 HOLDING
                                      TRUST

                                By: JMD DELAWARE, INC. as Trustee


                                By:  /s/ Denison H. Hatch, Jr.
                                   Name:  Denison H. Hatch, Jr.
                                   Title: Vice President

                                /s/ Micky Arison
                                MICKY ARISON


                                THE MICKY ARISON 1994 "B" TRUST

                                By: JMD DELAWARE, INC. as Trustee


                                By:  /s/ Denison H. Hatch, Jr.
                                   Name:  Denison H. Hatch, Jr.
                                   Title: Vice President

                                                                       EXHIBIT 5

                             CONSENT TO JOINT FILING

     The Micky Arison 1995 Air Holdings Trust, the Micky Arison 1994 "B" Trust, JMD Delaware, Inc., James M. Dubin and Micky Arison hereby consent to the joint filing of this Amendment to Schedule 13D with respect to the common stock of Pan Am Corporation and agree that this Schedule 13D is filed on behalf of each of them.


DATED:  December 5, 1997      MICKY ARISON 1995 AIR
                              HOLDINGS TRUST

                              By: JMD Delaware, Inc., as trustee


                              By: /s/ Denison H. Hatch, Jr.
                                 -----------------------------
                                 Name:  Denison H. Hatch, Jr.
                                 Title: Vice President


                              MICKY ARISON 1994 "B" TRUST

                              By: JMD Delaware, Inc., as trustee


                              By: /s/ Denison H. Hatch, Jr.
                                 -----------------------------
                                 Name:  Denison H. Hatch, Jr.
                                 Title: Vice President


                              JMD DELAWARE, INC.


                              By: /s/ Denison H. Hatch, Jr.
                                 -----------------------------
                                 Name:  Denison H. Hatch, Jr.
                                 Title: Vice President



                              /s/ James M. Dubin
                              --------------------------------
                              James M. Dubin

                              /s/ Micky Arison
                              --------------------------------
                              Micky Arison